May 4, 2006

Mail Stop 4561

Eugene W. Landy
Juniper Business Plaza
3499 Route 9 North
Freehold, NJ 07728

>   **Re:**   **Monmouth Capital Corporation**
>   **Form 10-K for the year ended December 31, 2005**
>   **File No. 000-24282**

Dear Mr. Landy:

   We have reviewed your response letter dated April 11, 2006 and have the following additional comments.

Form 10-K

Financial Statements and Notes

Consolidated Statements of Shareholders' Equity, page 45

1.   We have read and considered your response to comment one. We noted that, in addition to operations, the company uses a variety of sources to fund its cash needs. As previously requested, specifically identify the alternative sources of cash used to fund the distributions in fiscal years 2004 and 2005. In future filings, the company should disclose the actual sources of cash for the periods that cash flows from operating activities are insufficient to fund the distributions. Advise us if you plan to expand your disclosures in future filings.

2.   We have read and considered your response to comment two. Typically, dividends are charged to retained earnings, unless legally declared out of additional paid-in capital, even if those earnings are insufficient to cover them. As previously requested, tell us your basis in GAAP for allocating your distributions between Additional Paid-In Capital and Retained Earnings or revise accordingly.

Buildings, Improvements and Equipment, page 46

3.   We have read and considered your response to comment five. Tell us how you considered the guidance in EITF 98-3 in determining whether your real estate acquisitions represent the acquisition of a business.   To the extent these transactions meet the definition of business acquisitions under EITF 98-3, tell us how you have complied with the disclosure requirements in paragraphs 51(e), 54, and 55 of SFAS 141.

Note 8 – Debt

Convertible Subordinated Debenture, page 59 – 61

4.   We have read and considered your response to comment seven. We note that you determined that the conversion option was not an embedded derivative because a separate instrument with the same terms would not be considered a derivative under paragraphs 11 and 12(c) of SFAS 133. It is unclear from your response how you have considered EITF 00-19 and EITF 05-2 in arriving at this conclusion. It does not appear that the debt instrument qualifies as conventional convertible debt as contemplated by EITF 05-2 and paragraph 4 of EITF 00-19. As a result, in order to arrive at the conclusion that a separate conversion option would not qualify as a derivative, the option would need to qualify for equity classification in accordance with paragraphs 12 – 32 of EITF 00-19. Please provide us with a detailed analysis of how you considered the guidance of EITF 00-19. Additionally, explain to us how you concluded that the call option embedded in the debt instrument would be clearly and closely related to the economic characteristics and risks of the debt. Cite any relevant GAAP in your response.

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        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Staff Accountant